UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Decker, Richard C.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Development Company, L.P.
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
President & Director of 3333 Development Co., General Partner of Centex Development Company, L.P.

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy   |$38.6875|4/1/9|A   |V|0.1511     |A  |_____|4/1/2|Warrants to |0.1511 |       |0.1511(2)   |D  |            |
                      |        |8    |    | |           |   |(1)  |008  |Purchase Uni|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ts          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Exercisable: 1,800 shares of Centex Common Stock (.0272 Warrants to Purchase Class B Units) each on April
1, 1998, 1999, 2000, 2001 and
2002.
(2) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in
900 warrants (the "Warrants") to purchase Class B units of limited partnership interest in Centex Development
Company, L.P. ("CDC") at an exercise price of $500 per Class B unit, which Warrants are held of record by
Chemical Bank as successor nominee. Each benefical owner's proportionate interest in the Warrants is equal to the number of shares of Centex Common Stock he owns divided by the total number of shares of Centex Common
Stock outstanding from time to time. The exercise price for the Warrants will be determined at the time they become exercisable based on the number of Warrants that are then exercisable, the manner in which the Warrants are subdivided is at the discretion of the general partner of CDC and the humber of shares of Centex Common Stock outstanding at that time. The Warrants will be exercisable for a 90-day period commencing on a date to be extended by a vote of the Centex stockholders. Until the Nominee Agreement is terminated with respect to the
Warrants and certificates evidencing the Warrants are issued in the name of the beneficial owners thereof, the
Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Warrants or to dispose of the Warrants separate from Centex Common Stock. Computations set forth in this Form have been made using
59,555,506 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form 10-K for fiscal quarter ending March 31,
1998.
SIGNATURE OF REPORTING PERSON
/s/ Richard C. Decker
DATE
August 7, 1998